UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of September 2004

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)


Date:    September 10, 2004                   By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary

N E W S   R E L E A S E
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                                                            [LOGO - TECKCOMINCO]
                                      ------------------------------------------
                                                           EXTERNAL NEWS RELEASE
                                                                        04-26-TC

FOR IMMEDIATE RELEASE:     September 10, 2004


                  TECK COMINCO LIMITED ANNOUNCES REDEMPTION OF
                  CONVERTIBLE SUBORDINATED DEBENTURES DUE 2006


Vancouver, B.C. -- Teck Cominco Limited announced today that it has called for redemption its US$170 million aggregate stated amount at maturity convertible subordinated debentures due 2006. The debentures will be redeemed for cash on October 12, 2004 at a redemption price of US$972.07 per US$1,000 stated amount at maturity. The debentures may be converted into Class B Subordinate Voting shares of Teck Cominco Limited at any time prior to the close of business on the redemption date at a rate of 46.551 shares per US$1,000 stated amount at maturity.

Teck Cominco Limited is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TEK.A and TEK.B. The company is a world leader in the production of zinc and metallurgical coal and is also a major producer of copper and gold. Further information can be found at WWW.TECKCOMINCO.COM.



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For further information, please contact:

Larry Mackwood
Treasurer
604-640-5300




                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
      TEL: (604) 687-1117     FAX: (604) 687-6100     www.teckcominco.com